SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

FIDELITY NATIONAL INFORMATION SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

31620M106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31620M106		Page 2 of 19 pages

1	Names of Reporting Persons WPM, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of Fidelity National Information Services, Inc. ("FIS") common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the merger of Metavante Technologies, Inc. ("Metavante") with and into Cars Holdings, LLC, a wholly owned subsidiary of FIS (the "Merger"), and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under a Stock Purchase Right Agreement (the "SPR Agreement") among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 3 of 19 pages

1	Names of Reporting Persons WPM GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) CO

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 4 of 19 pages

1	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 5 of 19 pages

1	Names of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) CO

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 6 of 19 pages

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) CO

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 7 of 19 pages

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 8 of 19 pages

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 9 of 19 pages

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

SCHEDULE 13D

CUSIP No. 31620M106		Page 10 of 19 pages

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 40,208,769

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 40,208,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,208,769

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated assuming 372,659,755 shares of common stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of FIS common stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of FIS common stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante common stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of FIS to the Reporting Persons on October 8, 2009.  In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the SPR Agreement among WPM, L.P., FIS and Metavante, as further described herein.  The shares that WPM, L.P. may purchase from time to time under the SPR Agreement are not included in the figures in the table above.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, of Fidelity National Information Services, Inc. (the “Common Stock”), a Georgia corporation (the “Company”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 601 Riverside Avenue, Jacksonville, Florida 32204.

Item 2.	Identity and Background.

(a)  This Statement is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).   The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b)  The address of the principal business and principal office of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  The general partners of WP, the members and managing directors of WP LLC, the executive officers of WPM GP, and their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c) The principal business of WPM is to hold an equity investment in the Company (see Item 4 hereto).  The principal business of WPM GP is acting as a general partner of WPM.  The principal business of WP IX is that of making private equity and related investments.  The principal business of WP IX LLC is acting as general partner of WP IX.  The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP IX LLC.  The principal business of WP is acting as the managing member of WP Partners.  The principal business of WP LLC is managing certain private equity funds, including WP IX.  The principal businesses of each of Messrs. Kaye and Landy is acting as the Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP, the members and managing directors of WP LLC and the executive officers of WPM GP is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)  During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members and managing directors named on Schedule I,

have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WPM, WPM GP and WP IX are organized under the laws of Delaware.  WP IX LLC, WP Partners, WP and WP LLC are organized under the laws of New York.  Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

Pursuant to the terms and subject to the conditions of that certain Agreement and Plan of Merger, dated March 31, 2009 (the “Merger Agreement”), by and among the Company, Cars Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub”), and Metavante Technologies, Inc., a Wisconsin corporation (“Metavante”), on October 1, 2009, Metavante was merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving corporation.

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) on October 1, 2009, each share of Metavante common stock, par value $0.01 per share (the “Metavante Common Stock”), issued and outstanding immediately prior to the Effective Time was converted into the right to receive 1.35 fully paid and nonassessable shares of Common Stock.

As of immediately prior to the Effective Time, WPM was the direct beneficial owner of 29,784,274 shares of Metavante Common Stock.  In connection with the consummation of the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, on October 1, 2009, WPM exchanged such shares of Metavante Common Stock for 40,208,769 shares of Common Stock and a de minimis amount of cash for any fractional shares of Common Stock received by WPM as a result of the Merger.

Item 4.	Purpose of the Transaction.

The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, Board of Directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.  The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

A partner of WP, who is also a member of WP LLC, has been appointed as a director of the Company as the WPM Designee (as defined below).  As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company, the Reporting Persons and their representatives, including, without limitation, the WPM Designee, may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Board of Directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Common Stock and other securities of the Company, if any, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

As discussed above, Metavante entered into the Merger Agreement with the Company and Merger Sub, pursuant to which Metavante was merged with and into Merger Sub.  In connection therewith, WPM and the Company entered into a (i) a Shareholders Agreement (as defined below) and (ii) a Stock Purchase Right Agreement (as defined below), each of which is summarized below.  In addition, on March 31, 2009, in connection with the Merger, WPM entered into a Support Agreement with the Company, Merger Sub and Metavante, which was terminated automatically upon the Effective Time of the Merger.

The following summaries of the Shareholders Agreement and Stock Purchase Right Agreement are not intended to be complete.  The Stock Purchase Right Agreement and the Shareholders Agreement, copies of which are filed as Exhibits 2 and 3 hereto, respectively, are incorporated herein by reference and the following summaries of the Stock Purchase Right Agreement and the Shareholders Agreement are qualified in their entirety by reference thereto.  This Statement does not purport to amend, qualify or in any way modify such agreements.

Shareholders Agreement

On March 31, 2009, the Company and WPM entered into a Shareholders Agreement (the “Shareholders Agreement”), which Shareholders Agreement became effective at the Effective Time.

Pursuant to the Shareholders Agreement, so long as the Investor Percentage Interest (as defined in the Shareholders Agreement) equals or exceeds 20%, WPM has the right to nominate and have appointed to the Board of Directors of the Company (the “Board”) one director (the “WPM Designee”).  So long as such membership does not conflict with applicable law or the listing requirements of the New York Stock Exchange or other securities exchange on which the Common Stock is listed for trading (as determined in good faith by the Board), the WPM Designee has the right to serve as a member of the compensation committee of the Board and as a member of the governance committee of the Board.  Such Board appointment right terminates on the earlier of (i) the date on which the Investor Percentage Interest is less than 20% and (ii) the tenth anniversary of the closing date of the Merger.  In addition, the Company has agreed to consider in good faith any request by WPM to have an observer designated by WPM attend any meetings of the Board, committees of the Board or committees of the board of directors of any subsidiary of the Company that the WPM Designee attends.

The Shareholders Agreement provides, subject to the terms and conditions thereof, that WPM has agreed to certain limitations on its ability to transfer the shares of Common Stock owned by it during the period that is 180 days from and including the closing date of the Merger.

The Shareholders Agreement provides, subject to the terms and conditions set forth therein, for certain demand registrations rights exercisable at any time following the date that is 180 days from and including the closing date of the Merger whereby WPM may request that the Company, and upon such request the Company shall use its reasonable best efforts to, register all or a portion of WPM’s Registrable Securities (as defined in the Shareholders Agreement) with the SEC.  Furthermore, pursuant to the Shareholders Agreement and subject to the terms and conditions set forth therein, if the Company proposes to register any of its securities on a form that may include Registrable Securities held by WPM, WPM will have the right to request that all or any part of its Registrable Securities be included in the registration.

The Shareholders Agreement provides that it will continue in effect until the earliest of: (i) its termination by the consent of all of the parties thereto (with the consent of a majority of the independent directors of the Board excluding the WPM Designee), (ii) the date on which WPM and/or its affiliates cease to hold any shares of Registrable Securities (except for those provisions that terminate as of a date specified in such provisions, which provisions shall terminate in accordance with the terms thereof), and (iii) the dissolution, liquidation or winding up of the Company.

Stock Purchase Right Agreement

WPM, Metavante and the Company have entered into a Stock Purchase Right Agreement, dated as of March 31, 2009 (the “Stock Purchase Right Agreement”).  The Stock Purchase Right Agreement replaces that certain Amended and Restated Stock Purchase Right

Agreement, dated August 21, 2008, by and between WPM and Metavante (the “Metavante Stock Purchase Right Agreement”).  The Stock Purchase Right Agreement provides, among other things, that as of and following the Effective Time, WPM has the right to purchase shares of Common Stock if certain employee stock options that were outstanding immediately prior to the Effective Time are exercised after the Effective Time in accordance with formulas set forth in the Stock Purchase Right Agreement.  In addition, the Stock Purchase Right Agreement suspended the purchase rights of WPM under the Metavante Stock Purchase Right Agreement from and after March 31, 2009 but provides a mechanism whereby any rights that accrued to WPM under such Metavante Stock Purchase Right Agreement from March 31, 2009 to the Effective Time may be exercised for an equivalent amount of Common Stock in accordance with the terms of the Stock Purchase Right Agreement.

Subject to the terms of the Stock Purchase Right Agreement, the purchase right may generally be exercised quarterly with respect to shares of Common Stock issued pursuant to the Subject Employee Options (as defined in the Stock Purchase Right Agreement) during the preceding quarter.  The Stock Purchase Right Agreement also contains other provisions allowing WPM to exercise a portion of its stock purchase rights upon the occurrence of certain events, including, without limitation, in connection with certain transfers of shares of Common Stock held by WPM.

Additional Disclosure

Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer.

(a)           As of October 1, 2009, WPM is the direct beneficial owner of 40,208,769 shares of Common Stock.  Due to their respective relationships with WPM and each other, as of October 1, 2009, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 40,208,769 shares of Common Stock, representing approximately 10.8% of the outstanding shares of Common Stock. Such percentage was calculated assuming 372,659,755 shares of Common Stock outstanding as of October 1, 2009, which was calculated based on the sum of (a) 208,573,461 shares of Common Stock outstanding on October 1, 2009 excluding treasury shares and any shares issued in the Merger, and (b) assuming 164,086,294 shares of Common Stock are issued in connection with the Merger in exchange for 121,545,403 shares of Metavante Common Stock outstanding on October 1, 2009.  The foregoing computations were calculated based on information furnished by representatives of the Company to the Reporting Persons on October 8, 2009.

In addition, each of the Reporting Persons may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P., under the Stock Purchase Right Agreement, as further described in Item 4 hereto.

(b)           Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP and WP LLC may be deemed to share with WPM the power to vote or to direct the vote and to dispose or to direct the disposition of the 40,208,769 shares of Common Stock that the Reporting Persons may be deemed to beneficially own as of October 1, 2009 plus any shares they may be deemed to beneficially own pursuant to the Stock Purchase Right Agreement.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares held by WPM.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I hereto.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on October 9, 2009, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

As described in Item 4 hereto, (i) WPM and the Company have entered into a Shareholders Agreement and (ii) WPM, Metavante and the Company have entered into a Stock Purchase Right Agreement.  The information set forth in Item 4 with respect to the Shareholders Agreement and Stock Purchase Right Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.

Joint Filing Agreement, dated as of October 9, 2009, by and among WPM, L.P., WPM GP, LLC, Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

Exhibit 2.	Stock Purchase Right Agreement, dated as of March 31, 2009, by and among WPM, L.P., Fidelity National Information Services, Inc. and Metavante Technologies, Inc.
Exhibit 3.	Shareholders Agreement, dated as of March 31, 2009, by and between WPM, L.P. and Fidelity National Information Services, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2009	WPM, L.P.

By: WPM GP, LLC, its general partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director and Secretary

Dated: October 9, 2009	WPM GP, LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director and Secretary

Dated: October 9, 2009	WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 9, 2009	WARBURG PINCUS IX LLC

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 9, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 9, 2009	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 9, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: October 9, 2009	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: October 9, 2009	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE 1

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”), members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”) and executive officers of WPM GP, LLC (“WPM GP”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES

Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC; Managing Director and Secretary of WPM GP

David Barr	Partner of WP; Member and Managing Director of WP LLC

Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC; Managing Director and Treasurer of WPM GP

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Steven Glenn	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

E. Davisson Hardman	Partner of WP; Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

David Krieger	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Michael Martin	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC; Managing Director of WPM GP

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Michael F. Profenius	Partner of WP; Managing Director of WP LLC

Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Patrick Severson	Partner of WP; Member and Managing Director of WP LLC

John Shearburn	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

WP & Co. Partners, L.P.**

Warburg Pincus Principal Partnership, L.P.***

Warburg Pincus Real Estate Principal Partnership, L.P.***

Warburg Pincus 2006 Limited Partnership***

Warburg Pincus 2007 Limited Partnership***

*             New York limited liability company; primary activity is ownership interest in WP and WP LLC

**           New York limited partnership; primary activity is ownership interest in WP

***         Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES

Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP; Managing Director and Secretary of WPM GP

David Barr	Member and Managing Director of WP LLC; Partner of WP

Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Julian Cheng (1)	Member and Managing Director of WP LLC

Stephen John Coates (2)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP; Managing Director and Treasurer of WPM GP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Martin D. Dunnett (2)	Member and Managing Director of WP LLC

Robert Feuer (3)	Member and Managing Director of WP LLC

Rajiv Ghatalia (1)	Member and Managing Director of WP LLC

Steven Glenn	Member and Managing Director of WP LLC; Partner of WP

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP

Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Rajesh Khanna (4)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

David Krieger	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

David Li (1)	Member and Managing Director of WP LLC

Vishal Mahadevia (4)	Member and Managing Director of WP LLC

Niten Malhan (4)	Member and Managing Director of WP LLC

Michael Martin	Member and Managing Director of WP LLC; Partner of WP

Luca Molinari (5)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP; Managing Director of WPM GP

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Leo Puri (4)	Member and Managing Director of WP LLC

Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP

Adarsh Sarma (4)	Member and Managing Director of WP LLC

Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (6)	Member and Managing Director of WP LLC

Patrick Severson	Member and Managing Director of WP LLC; Partner of WP

John Shearburn	Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (1)	Member and Managing Director of WP LLC

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Simon Turton (2)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (2)	Member and Managing Director of WP LLC

Jeremy S. Young (2)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1)          Citizen of Hong Kong

(2)          Citizen of United Kingdom

(3)          Citizen of Hungary

(4)          Citizen of India

(5)          Citizen of Italy

(6)          Citizen of Canada

*  New York limited liability company; primary activity is ownership interest in WP and WP LLC

EXECUTIVE OFFICERS OF WPM GP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES

Scott A. Arenare	Managing Director and Secretary of WPM GP; Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Managing Director and Treasurer of WPM GP; Member and Managing Director of WP LLC; Partner of WP

James Neary	Managing Director of WPM GP; Member and Managing Director of WP LLC; Partner WP

As of October 1, 2009.